UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 5, 2005

Metal Storm Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Level 34, Central Plaza One, 345 Queen Street BRISBANE QLD 4000
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

METAL STORM LIMITED
ACN 064 270 006

CORRECTION

BRISBANE, AUSTRALIA - 5 January 2005 – Metal Storm Limited (ASX trading code:
MST and NASDAQ Small Cap ticker symbol MTSX).

On 21 December 2004 Metal Storm announced that DARPA, the central research and development organisation for the US Department of Defense, had selected the company’s proposal titled ‘Metal Storm Weapons for Urban Environments’ for a contract award, subject to successful completion of contract negotiations.

DARPA has since advised Metal Storm that the company’s proposal was not and that the formal notification the company had received from DARPA was in error, as was the original press statement released by DARPA (since corrected), which included the Metal Storm proposal in a list of 37 projects that had been selected for potential funding.

Interim Chairman Terry O’Dwyer said that the company had made the announcement in good faith following the receipt of formal written and verbal notifications from DARPA, and after the publication by DARPA of its press release which confirmed that the Metal Storm proposal had been selected.

“Whilst this would have been a good opportunity to work with DARPA it is important to note that this action will not impact on the Company’s development program or planned demonstrations of its weapons system capabilities, including those related to urban warfare scenarios”, Mr O’Dwyer said.

Ends
www.metalstorm.com

             Company Contact:  Media Contact:
 Ian Gillespie  Stephanie Paul or Jamin Smith
 Metal Storm Limited   Phillips Group
TEL: 07 3221 9733  TEL: 07 3230 5000
igillespie@metalstorm.com      spaul@phillipsgroup.com.au
    jsmith@phillipsgroup.com.au

About Metal Storm

Metal Storm Limited is a defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked round”
technology. The company is headquartered in Brisbane, Australia and in the US, with an office located in Washington DC and a defence engineering capability located in Seattle, operating as ProCam Machine LLC. The company has invented a ballistics technology that has no known conventional equivalent.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.

About DARPA

The Defense Advanced Research Projects Agency (DARPA) is the central research and development organization for the Department of Defense (DoD). It manages directs selected basic and applied research and development projects for DoD, and pursues research and technology where risk and payoff are both very high where success may provide dramatic advances for traditional military roles and missions.
www.darpa.mil

Safe Harbour

Certain statements made herein that use the words “estimate”, “project”,
“intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995.  These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel.  For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: April 8, 2005	By:	James Donald MacDonald
	Name:	James Donald MacDonald
	Title:	Company Secretary